SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 24, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated November 24, 2009 regarding “After success in Korea and Japan, Ericsson withdraws its complaint with the European Commission.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: November 24, 2009

November 24, 2009

PRESS RELEASE

After success in Korea and Japan, Ericsson withdraws its

complaint with the European Commission

Ericsson (NASDAQ:ERIC) has withdrawn its complaint to the European Commission regarding Qualcomm’s WCDMA (3G) licensing activities. The company will, however, continue its ongoing dialogue with competition authorities around the world in relation to Qualcomm’s licensing practices. Ericsson’s goal remains the same: To ensure a robust, enforceable and fair IPR regime for standards, particularly those relating to 3G and 4G wireless technologies.

In October 2005, Ericsson, Nokia, Broadcom, Panasonic, NEC and Texas Instruments filed coordinated complaints alleging that Qualcomm was both violating antitrust laws and breaching its own commitments to standard-setting bodies to license its declared essential patents on fair, reasonable and non-discriminatory (FRAND) terms. In support of these complaints, the companies have filed substantial economic evidence that Qualcomm’s conduct has caused mobile phone users to pay billions of Euros in unnecessary costs.

“Ericsson has cooperated with the European Commission’s four-year investigation to ensure consumers in Europe do not pay higher prices because of Qualcomm’s unfair licensing practices” Ericsson’s Vice President and Head of General Counsel’s Office Nina Macpherson said. “Our goal remains the same: To prevent any patent owner from distorting competition and extorting unreasonable, excessive royalties that reflect neither patent value nor R&D investments in the standards concerned.”

In parallel with the investigation by the European Commission, antitrust authorities in other jurisdictions initiated investigations against Qualcomm. As a result, the Korean Fair Trade Commission imposed orders concerning Qualcomm’s restrictive practices and imposed the highest fine in its history on Qualcomm. Furthermore, the Japanese Fair Trade Commission ruled that Qualcomm has engaged in licensing practices in breach of antitrust laws, and ordered Qualcomm to cease and desist certain licensing practices, in particular, from extracting inadequately remunerated licenses from its licensees.

Global open standards are greatly beneficial to consumers in that they lead to lower prices, greater competition, interoperability and the development of state-of-the-art technology. Such open standards depend on commitments from all essential patent holders to license their patents on FRAND terms.

Notes to editors:

Ericsson’s standard multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio is comprised of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST- Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX Stockholm and NASDAQ New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com